Consortium Including Tencent Music Entertainment Group Proposed to Acquire Equity Interests in Universal Music Group

SHENZHEN, China, Dec. 31, 2019 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the innovative online music entertainment platform in China, today announced that the Company, through one of its wholly-owned subsidiaries, proposes to join a consortium (the “Consortium”) led by Tencent Holdings Limited (“THL”) to acquire a 10% equity stake in Universal Music Group (“UMG”) from its parent company, Vivendi S.A., at an enterprise value of EUR30 billion (the “Transaction”). TME proposed to invest up to a 10% equity interest in the Consortium. The Consortium will also have the option to purchase an additional 10% equity stake in UMG at the same enterprise value as in the Transaction pursuant to the terms of the transaction documents.

The Transaction is subject to regulatory approvals and other customary closing conditions, and is expected to close by the first half of 2020. Prior to the closing of the Transaction, TME and UMG also intend to enter into a second agreement that grants TME an option to acquire a minority equity stake in UMG's Greater China business.

TME is thrilled to join the consortium in investing in UMG, and intends to further deepen the cooperation with UMG and drive the development of music entertainment market in China.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

About Universal Music Group

Universal Music Group (UMG) is the world leader in music-based entertainment, with a broad array of businesses engaged in recorded music, music publishing, merchandising and audiovisual content in more than 60 countries. Featuring the most comprehensive catalog of recordings and songs across every musical genre, UMG identifies and develops artists and produces and distributes the most critically acclaimed and commercially successful music in the world. Committed to artistry, innovation and entrepreneurship, UMG fosters the development of services, platforms and business models in order to broaden artistic and commercial opportunities for our artists and create new experiences for fans. Universal Music Group is a Vivendi company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 871720

SOURCE Tencent Music Entertainment Group